Exhibit (a)(16)
APPLICA INCORPORATED
3633 Flamingo Road
Miramar, Florida 33027
Dear Fellow Shareholder: January 17, 2007
     I am writing today to ensure that you are aware of several recent developments, as well as the specific steps you should take to protect and maximize the value of your investment in Applica.
     On October 19, 2006, we entered into a definitive merger agreement with APN Holding Company, Inc. and APN Mergersub, Inc. (which are subsidiaries of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P., and which we refer to, along with such funds, as Harbinger) under which Harbinger agreed to acquire all outstanding shares of Applica that it does not currently own for $6.00 per share in cash. Harbinger is our largest shareholder, with ownership of approximately 40% of the common stock of Applica.
     On December 14, 2006, Harbinger submitted a definitive binding offer to enter into an amendment to its merger agreement that provides for our shareholders to receive $6.50 in cash per share, without interest, if the merger is completed. Our board of directors accepted Harbinger’s increased offer of $6.50 per share, and, on December 14, 2006, we entered into an amendment to the merger agreement.
     The increased offer and amendment followed our receipt on December 13, 2006 of an unsolicited offer by NACCO Industries, Inc. to acquire all of the outstanding shares of Applica for $6.50 per share in cash. On the morning of December 15, 2006, Apex Acquisition Corporation, which is a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO, purportedly commenced a tender offer to purchase all outstanding shares of our common stock at a purchase price of $6.50 per share.
     On December 21, 2006, NACCO publicly announced that it had increased the per share offer price of its tender offer to $7.00. Subsequently, Harbinger submitted to us a definitive binding offer to enter into a second amendment to its merger agreement that provides for shareholders to receive $7.00 in cash per share, without interest, if the Harbinger merger is completed. Our board of directors accepted Harbinger’s increased offer of $7.00 per share, and, on December 22, 2006, we entered into a second amendment to the merger agreement.
     On December 26, 2006, NACCO publicly announced that it had increased the per share offer price of its tender offer to $7.50. Subsequently, Harbinger submitted to us a definitive binding offer to enter into a third amendment to its merger agreement that provides for shareholders to receive $7.50 in cash per share, without interest, if the Harbinger merger is completed. Our board of directors accepted Harbinger’s increased offer of $7.50 per share, and, on December 27, 2006, we entered into a third amendment to the merger agreement.
     On January 3, 2007, NACCO publicly announced that it had increased the per share offer price of its tender offer to $7.75. Subsequently, Harbinger submitted to us a definitive binding offer to enter into a fourth amendment to its merger agreement that provides for shareholders to receive $7.75 in cash per share, without interest, if the Harbinger merger is completed. Our board of directors accepted Harbinger’s increased offer of $7.75 per share, and, on January 3, 2007, we entered into a fourth amendment to the merger agreement.
     On January 16, 2007, the parties to the merger agreement amended the original merger agreement for a fifth time to provide for an additional increase of $0.50 in cash per share over the $7.75 in cash per share provided in the amended merger agreement, such that upon completion of the merger, each outstanding share of our common stock (other than shares owned by Applica or Harbinger) will be converted into the right to receive $8.25 in cash, without interest.
     The fifth amendment followed an increase to $8.05 per share of the price of the unsolicited tender offer to purchase all outstanding shares of our common stock that was commenced by Apex Acquisition Corporation, a newly formed Florida corporation and an indirect, wholly owned subsidiary of NACCO Industries, Inc.
     It is important that you know our board’s position on these matters. In particular, after careful consideration, the board:
     (i) recommends that our shareholders reject the NACCO offer and not tender their shares in the NACCO offer; and
     (ii) reaffirms the Harbinger merger and recommends that our shareholders vote “FOR” the adoption of the amended merger agreement between Applica and Harbinger as amended by the fifth amendment.
     The board also recommends that, even if a shareholder does not vote with respect to the Harbinger merger agreement at this time, that such shareholder vote “FOR” the proposal to adjourn or postpone the special meeting of our shareholders, if necessary or appropriate, to solicit additional proxies if there are insufficient shares present or represented at the meeting to constitute a quorum or insufficient votes at the time of the meeting to adopt the Harbinger merger agreement or because the board, in its judgment, determines that an adjournment is required by law or is otherwise in the best interests of us and its shareholders. The ability to adjourn or postpone the special meeting will give the board the flexibility to preserve the existing transaction with Harbinger should the vote not be obtained by January 23, 2007.
     In evaluating NACCO’s revised offer, the board noted that other than the increase in the per share offer price to $8.05, there were no other material changes made to the terms and conditions of the revised NACCO offer. The board based its determination to recommend that Applica’s shareholders reject the NACCO offer and not tender their shares in the revised NACCO offer on the following reasons:
•	Higher Price and More Deal Certainty Offered by Harbinger. The $8.25 per share merger consideration set forth in the Harbinger merger agreement, as amended, is $0.20 higher than the per share price being offered by NACCO. In addition, we believe that, subject to receipt of shareholder approval, substantially all conditions precedent to the consummation of the Harbinger merger have been satisfied or will be satisfied at closing. Accordingly, we currently anticipate that the merger with Harbinger would be completed not later than one business day after the shareholder meeting, assuming that the requisite shareholder approval is obtained.

•	The Revised NACCO Offer Continues to Contain Certain Significant Conditions Resulting in Consummation Uncertainty. Our board believes that the revised NACCO offer continues to contain certain substantial conditions that create significant concerns as to whether the revised NACCO offer can be completed in a reasonable time frame, if at all. Although to date NACCO has eliminated or revised certain conditions precedent to make such conditions more comparable to the conditions to the Harbinger merger and further indicated a willingness to modify to make more favorable to us certain of its closing conditions in any merger agreement it might enter into with us, our board believes that certain conditions of the revised NACCO offer, particularly the “minimum condition” (which requires a majority of our outstanding shares of common stock on a fully diluted basis to be tendered), continue to present an unacceptable risk to consummation of such offer.

•	Uncertainty Harmful to Applica’s Business. The uncertainty regarding the control of our business has strained our relationships with certain of our significant customers, has adversely affected our ability to operate our business in the ordinary course and has had a negative impact upon our ability to attract new employees and to fill vacant employment positions. In light of the these threats to our business caused by such uncertainty, our board believes that it is imperative to consummate a transaction offering a substantial premium to our pre-transaction stock price with the highest likelihood of consummation as promptly as practicable. Our board believes that NACCO continues to insist upon conditions that are not likely to be satisfied. NACCO has been afforded numerous opportunities to amend the minimum condition to increase the likelihood that such condition could be satisfied and has refused to do so. There is significantly less uncertainty associated with the consummation of the Harbinger merger.
     In light of the above reasons, the board determined that the NACCO offer is not in the best interests of Applica and our shareholders. Accordingly, the board recommends that our shareholders (i) reject the NACCO offer and not tender their shares pursuant to the NACCO offer and (ii) vote “FOR” the adoption of the amended Harbinger merger agreement.
     The Harbinger transaction is not subject to any financing condition. The “purchasing” affiliates of Harbinger Capital Partners received equity funding letters from Harbinger Capital Partners that, subject to the conditions therein, provide for an aggregate amount sufficient to complete the transaction. Completion of the transaction is subject only to standard regulatory approvals and other customary closing conditions.
     Applica convened the special meeting at 11:00 a.m. Eastern Standard Time on January 17, 2007, as originally scheduled, and adjourned the special meeting until 11:00 a.m. Eastern Standard Time on January 23, 2007, without a vote on any proposal other than an adjournment. The proposals to be considered at the special meeting will be submitted to a vote of Applica’s shareholders at the reconvened meeting at 11:00 a.m. Eastern Standard Time on January 23, 2007. The record date for the reconvened meeting is November 27, 2006.
     TO VOTE YOUR SHARES IN FAVOR OF THE AMENDED HARBINGER MERGER AGREEMENT, PLEASE COMPLETE, DATE, SIGN AND RETURN THE PROXY CARD ENCLOSED WITH THE PREVIOUSLY DISTRIBUTED DEFINITIVE PROXY STATEMENT AS SOON AS POSSIBLE. Please contact our proxy solicitor, Georgeson Inc. at 17 State Street, New York, New York 10004 or call them toll-free at (866) 857-2624 if you have any questions about the board’s recommendation, the amendments thereto, the definitive proxy statement, the proxy supplements or the merger or need assistance with the voting procedures.
     We look forward to your support as we work to complete this transaction.

Sincerely,
/s/ Harry D. Schulman
Harry D. Schulman
Chairman of the Board, President and Chief Executive Officer